PERKINS OIL & GAS INC.
                            1445 Marpole Avenue #409
                              Vancouver, BC V6H 1S5
                             Telephone (604)733-5055
--------------------------------------------------------------------------------

                                                                    May 31, 2013

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Perkins Oil & Gas Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed May 9, 2013
    File No. 333-186286

Dear Mr. Schwall,

Thank you for your assistance in the review of our filing. In response to your comment letter dated May 22, 2013 we have the following reply.

Form S-1

Financial Statements

     1. We have updated the financial statements and the disclosures in the filing to March 31, 2013.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ J. Michael Page
-------------------------------
J. Michael Page
C.E.O & Director